# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediaCo Holding Inc., CIK 0001784254
CUSIP: 58450D104
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 767 Fifth Avenue, 12th Floor, New York, New York (NY), 10153
Date of event which requires filing of this statement: 09/12/2025
Amends the filing with accession number 0000895345-24-000127
Filed by CIK 0001409888
Persons authorized to receive notices and communications: Standard General L.P., 767 5th Ave, 12th Fl, Attn: Joseph Mause, New York, New York (NY), 10153, 212-257-4701

## Reporting persons
- Standard General L.P. (CIK 0001409888): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,839,597; sole dispositive power 0; shared dispositive power 40,839,597; aggregate amount beneficially owned 40,839,597 (49.88% of the class)
  Comment: (1) See Item 5.
- Kim Soohyung (CIK 0001418202): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,839,597; sole dispositive power 0; shared dispositive power 40,839,597; aggregate amount beneficially owned 40,839,597 (49.88% of the class)
  Comment: (1) See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: MediaCo Holding Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue, 12th Floor, New York, New York (NY), 10153
Comment:
This Amendment No.18 to Schedule 13D (the "Amendment") relates to Class A Common Stock ("Class A Common Stock") of MediaCo Holding Inc., an Indiana corporation (the "Issuer" or the "Company"). This Amendment is being filed to amend the Schedule 13D that was originally filed on January 28, 2020, as amended on February 5, 2020, March 30, 2020, April 24, 2020, May 22, 2020, September 2, 2020, September 23, 2020, May 21, 2021, November 29, 2021, December 21, 2021, January 10, 2022, March 24, 2022, June 30, 2022, July 29, 2022, December 30, 2022, August 11, 2023, April 4, 2024, and April 22, 2024 (as amended, the "Schedule 13D"). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

This Amendment is being filed to amend and supplement Item 5 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the cover pages and Item 2 above.
Transactions in the class effected during the past sixty days: On September 12, 2025, a private investment vehicle management by Standard General L.P. distributed 2,105,596 shares of the Issuer's Class A Common Stock in accordance with the terms of the investment vehicle for no consideration. Other than such grant and distribution, the Reporting Persons did not effect any transactions in shares of the Issuer's Class A Common Stock during the sixty day period prior to the filing of this Amendment. The percentages reported herein are based on a statement in (i) the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on August 11, 2025, that there were 48,264,309 shares of the Issuer's Class A Common Stock outstanding and 5,413,197 shares of the Issuer's Class B Common Stock, which are convertible into the Issuer's Class A Common Stock, outstanding, each as of August 1, 2025, and (ii) the Issuer's Current Report on Form 8-K, filed with the SEC on September 12, 2025, that 28,205,938 shares of the Issuer's Class A Common Stock were issued on September 8, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Standard General L.P.: /s/ Joseph Mause, Joseph Mause, Chief Financial Officer (09/12/2025)
- Kim Soohyung: /s/ Kim Soohyung, Kim Soohyung (09/12/2025)